FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP.

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

May 2, 2006

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is May 2, 2006.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange, Canada Stockwatch, Market News Publishing and CCN Matthews.

Item 4.	Summary of Material Change

The Issuer announces receipt of conditional approval for listing on the Toronto Stock Exchange, the results of its Annual General Meeting held on April 19, 2006 and the grant of incentive stock options.

Item 5.	Full Description of Material Change

On April 13, 2006, the Toronto Stock Exchange (“TSX”) conditionally approved the listing of the Issuer’s common shares, subject to fulfilling all of the requirements of the TSX, and receipt of all required documentation, on or before July 12, 2006.

At the Annual General Meeting held on Wednesday, April 19, 2006, all resolutions put before the meeting were passed, including the required yearly approval of the Issuer’s 2002 Incentive Stock Option Plan and the appointment of Smythe Ratcliffe, Chartered Accounts, as auditors for the ensuing year.  All directors were re-elected with the exception of Mr. Anthony Frizelle who elected not to stand for re-election due to other commitments.  The Board anticipates appointing a replacement for Mr. Frizelle in the near future.

Subject to the required annual acceptance for filing of the 2002 Stock Option Plan by the TSX Venture Exchange, the Issuer has granted to directors, officers, employees and consultants incentive stock options to purchase up to an aggregate 1,400,000 shares in the capital stock of the Issuer.  The options are exercisable at a price of $2.80 per share and expire on May 1, 2008.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Marla K. Ritchie, Corporate Secretary

Business Telephone No.:  (604) 408-7488 Ext. 236

Item 9.	Date of Report

May 2, 2006